R. Jordan Greenhall discussing his 'why' behind starting Neurohacker Collective.mp4 (3m 32s) 1 speaker (Speaker 1)

[0:00:03] Speaker 1: So, the question is, my why. My individual why. It's funny, it's actually for me, it was very pragmatic. I've been thinking about and trying to figure out how to address the set of challenges that humanity is facing and is going to be facing over the next several decades. For at least 15 years. In the process of doing that, I happened to encounter [Damon] , who was thinking about a lot of the same things. We were trying to figure out how he and I might be able to coordinate because his approach and my approach are coming from very different directions. He mentioned that he and his brother, James, had been collaborating on an Applied Neuroscience company. This was interesting because the nice thing is the proof is in the pudding. I could just try the thing that they had been making and find out whether or not what they were doing was at all helpful or useful. And so I did. And what was interesting is it worked. I took the, what we're now calling [inaudible] ... I think it was called Version 1117 or something very nerdy back then. I was actually a little bit astounded by how effectively it worked. The clarity, the focus, the ability to kind of flow through and make quick decisions. I guess most importantly, the emotional resilience was very powerful because frankly, if you actually spend time looking deeply into the reality of what we're collectively facing, it can be quite emotionally overwhelming. I think most people shy away from looking into it clearly because they're emotionally overwhelmed. And so, for me, this was actually hitting on two notes. The first was just at an individual level, the increase in my own personal capacity to do something that I had been deeply invested in for a decade and a half was very powerful, so I wanted to help. But then the second was realizing that this is the kind of thing that scales. You can turn this into an artifact, a product, and then you can get it out to millions of people. And millions of people uplifted in some sustainable, predictable way is very powerful. I might be able to go out and have personal conversations with a couple hundred people and I might be able to write things that get out to hundreds of thousands people very lightly, but if you can get millions of people significantly upgraded in their capacity to contemplate the world from the perspective that they're occupying, what it's there specifically to do, and actually be able to respond to it, that's possibly the most powerful method that we have right now. This is the sort of thing that no one or small group of us is actually going to be able to solve. It's the sort of thing that's going to require a collective intelligence, which is the story that I've been telling. [0:03:22]

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The 6 principles of the Neurohacker Collective's approach to wellbeing
optimization.mp4 (3m 19s) 1 speaker (Speaker 1)

[0:00:00] Speaker 1: There's this very exciting confluence starting to occur between the emerging spaces of functional medicine and better diagnostic medicine, longevity medicine, and life extension, biohacking, and quantified self technologies, and citizen science. Better science in all of the omics and various fields of bioscience, neuroscience, and the bioinformatics capacities in the systems biology capacities to integrate all of that, to really understand complex human bio-psycho-system dynamics better. All of these systems having exponential curves and all starting to have a confluence to develop a new emerging field of human well-being optimization. Six principles of neurohacker collective scientific and philosophic approach to well-being optimization. First principle is that we are focused on well-being optimization rather than a disease model or illness state. We're focused on how to support more and more human flourishing and increase human capacity and resilience across all the physiologic and psychologic dimensions that are important. Two, we're focused on a whole-systems and complex-systems approach rather than a reductive approach where we look at individual pathways in isolation of each other and look for single molecule solutions. We're looking at the relationship between all the pathways within primary systems like neurotransmitters within a nervous system and between systems, like the relationship between the brain and the gut. We can support all of those systems together, whole systems and complex systems. Three, we're focused on increasing the regulatory capacity of the whole system. Increasing system resilience and the robustness of its capacity rather than just affecting system state. Rather than try to get a biometric into the right level, we want to understand how the system regulates the biometric on its own and how we support those regulatory systems so the person becomes lastingly more adaptive and more resilient independent of on-going utilization of the technologies that we've developed. Four, mind-brain interface. We believe that the body affects the mind and the mind affects the body. We can create positive, virtuous cycles between those. We're interested in developing technologies that are physiologic technologies that support cognitive and psychologic well-being and psychological and cognitive technologies that support physiologic well-being, and specifically, synergies between those to create virtuous cycles. Five, we are technology agnostic. We're interested in comprehensivity across the space of every kind of neurotechnology and wellness technology that actually works, that's actually effective, safe, and meaningful, and then how to integrate all those. We're interested in transcranial stimulation and biochemical technologies and microbiomic technologies, etc., and specifically how to be able to integrate multiple kinds of tech categories for optimized solutions for people. Lastly, six, how do we integrate all of that towards progressively more and more personalization so that we can adapt solutions to individual needs and individual proclivities? Those are some of the foundational kind of approaches of how we work on well-being science and optimization. [0:03:15]

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James Schmachtenberger tells the Neurohacker Collective Founder Story.mp4 (3m
28s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: When I was 17, I started going to a school that taught alternative medicine and alternative psychology. Right as I was graduating, at about 18 years old, I actually ended up taking over and buying the school. What I was learning there was something that I was deeply passionate about, so it felt really aligned. Shortly after actually buying the school, I realized the immense pressure of what I had just committed to. The pressure was something that was so intense that it made it to where I didn't have the ability to relax or sleep for about two and half years. By the time I was about 20, 21, years old, I was starting to have a lot of mental fog and cognitive decline. I got diagnosed, at that time, with stage 3 adrenal exhaustion, and just, all around, was having a really hard time being able to get motivated and do the things that were necessary in my role there. I started down a path of trying to just address my own healing and try to bring back the cognitive facilities that I felt like I'd lost, and also bring back the just sort of psycho-emotional sense of wellbeing. Along that path, I got introduced to a IV therapy known as neurotransmitter restoration. I went down to a clinic in Mexico and got this three-day long IV drip that was designed to be able to rapidly repair neurotransmitter damage and balance out brain chemistry. That experience was something that was really remarkable for me. In the course of three days, I went from feeling just utterly exhausted and having a really hard time being able to find the energy and motivation necessary, and also having a hard time being able to grasp complex concepts, to having all of the lights turn back on, and going to this place where my cognitive capacities felt like they had come back, not just where to they had previously been, but to a level that I'd never before experience. My sense of happiness increased dramatically. My sense of internal motivation increased. Along with that, something that was, I think, the most profound for me was that my sense of empathy and my ability to feel the connectiveness of life increased dramatically. It was through that experience of my own healing and unsolved journey that I realized that, through the right applications of biochemistry and technology, that it was possible to not only increase the intelligence and the capacity of individuals, but to also increase their empathy, and as a result, their underlying motivations for how they interface with the world. It was that realization that caused me to want to start Neurohacker for the purpose of being able to create a large enough population of people that had the right kinds of intelligence, capacities, and motivations to not just improve their own quality of life, but to actually be able to address the hard problems of the world. [0:03:18]

-----

Qualia Review - 2 Unusual Reasons This Nootropic is the Future.mp4 (8m 8s) 1 speaker (Mansal)

[0:00:00] Mansal: What's up nootropics enthusiasts? My name's Mansal, and I'm with Neutropedia. Today we're going to talk about Qualia, which is probably the most expensive, but the most unique and comprehensive nootropic stack on the market today. I'm going to break it down for you. What are the side effects? What are the benefits? What can you expect to find? Now, if you wait until the end of this video, I'm going to explain exactly who this stack was made for. Okay, guys. Qualia is made by the Neurohacker Collective. As I mentioned, it's a very comprehensive stack that includes 42 separate ingredients broken up into two parts. There's part one, taken when you're fasted, and part two, which is taken with some type of meal with some kind of fat source. Step one, step two. Now the great thing about Qualia is from these 42 ingredients, you have far more benefits than a single dose. There are the ingredients to create chemically induced Long-Term Potentiation, otherwise known as CILTEP. There is Noopept. There are adaptogenic herbs. There's a ton of antioxidant support to help prevent neurological decline and aging. Now some of the ingredients in Qualia are a little bit hard for people to understand if they're not into the nootropic space. Some of these include really powerful cholinergics like centrofenoxine, Alpha GPC, acetylcholine, which together provide a synergy that helps improve memory, learning, and also help with concentration with some people. Now, one thing you need to keep in mind is that this product is supposed to be an all-in-one product. You're supposed to be able to take this and have a wide array of different cognitive enhancements, but there are some problems with that. First of all, if you're looking at the most important antioxidant, anti-inflammatory that you can have, it's going to be omega-3, DHA and EPA. Now, Qualia does a fantastic job with the number of ingredients and what type of ingredients, including algal DHA, which is a non-fish form of DHA, which your brain needs. My only complaint is you need to supplement with more. I frequently use two to three grams of fish oil daily, and I recommend you do so as well if you're going to be using Qualia on your daily stack. Now as far as price is concerned, it can look a little bit pricey. Obviously $140 or $130 per month for 22 servings can probably seem like way too much money that you don't want to spend, but you have to consider it within the context of all these nootropics. First of all, for what you get it's about the same price as Alpha Brain, and compared with CILTEP, you actually get more benefits in addition to CILTEP when you take Qualia, for a much cheaper price per serving. So like I say, you're paying about $6 per serving to get Qualia, and that's not that much money if you consider the investment that you're using on a daily basis. But what I did was went through all the different 42 ingredients, broke them down by price, and tried to figure out how much it would cost if you wanted to make Qualia on your own. The reality is if you want to make Qualia on your own as a do-it-yourself project, it's going to cost over $9 per serving, so you can't even save money if you buy all the ingredients yourself. Not to mention the fact that you're probably going to have to take 20 to 50 different capsules, and that's not a recipe for anyone to have fun. So my experience with Qualia was relatively positive. Day one I would say wasn't so great because I had a headache, a little bit of stomach ache in the morning. Part two didn't do much better. One interesting side effect that I had was, I was very focused on monotonous tasks. I wasn't really all that interested in doing really deep work or creative work. Now day three went a lot better. I tried these in nonconsecutive days, and the second and third times that I tried Qualia were a lot better. The first dosage in the morning went well. It kept me focused and attentive much longer than I would have had just with caffeine. I'm extremely sensitive to any kind of substance, so just keep that in mind. Most people don't have these problems, and for me it wasn't actually that much of a problem. I will trade the stomach aches and the headaches in order to have the benefits that I got from taking Qualia. The biggest problem with Qualia in my eyes is that it's a nootropic stack, and it tries to do pretty much everything. In my experience, trying to do everything means doing nothing. However, they have done a very good job of putting these ingredients together and creating a stack that is meant for optimal mental performance. I think this is more importantly the first step in what's to come from the Neurohacker Collective as a whole. Their team is poised to create some really big changes, some really unique individualistic changes in the nootropic space, and I think Qualia is probably a great first place to start. So who is Qualia for? It seems to me that Qualia is for high-performance individuals. I can conceptualize this being something that's really big in Silicon Valley between software big executives, VCs, investors, financial banking people, people who are maybe doctors, lawyers, people who are really focused on their work and have a lot of money at stake if they can improve their cognitive performance. Now all these people that I mentioned also have a relatively high amount of disposable income, so you're probably going to want $130 to $140 in order to be able to invest that money. But again, a $6 investment in order to be able to improve your cognitive abilities so well, is probably not that much if you're a high-performance individual. So guys, I would say if you are a high-performance individual, and you're trying to improve your mental performance, it's definitely worth a shot. You can find the link below, or it should be right there, and you will have the full outline of my Qualia review. You can also use the code that is listed in that article that's also below, and you're going to get 10% off. So I hope you've enjoyed this. If you have any questions, any comments about Qualia, go ahead and post them below. Not only will I try and answer them, but I will try and get answers from Daniel Schmachtenberger and the Qualia crew for you. It even comes with a user manual. This is the only nootropic I've ever seen that has a user manual. That's pretty intense. [0:08:07]

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Charmaine Olivia shares how Qualia helps her with her art.mp4 (1m 45s) 1 speaker (Charmaine O.)

[0:00:03] Charmaine O.: Hi. I'm Charmaine Olivia. I'm an artist. So every painting that I do, is like that journey of like, "I don't know what I'm doing. Oh wait, it's kind of working out. Okay, I like it. Oh wait, no, I don't know what I'm doing," and like this rollercoaster of life. The main thing I've noticed is that rollercoaster has gotten a lot more balanced. It's more like when I would need to do something, I could just do it, instead of getting all in my head about it, and getting really overwhelmed and confused, and like not know where to start. And now I feel like I can start things, and not get so freaked out by it. And I feel like there's so many projects that I've been putting off for years and years, that I'm finally doing. Like getting my new website up, and having a platform where I can actually share my thoughts and my ideas, and the why behind what I do. And that became such a big project in my head that it just seemed not even possible. And then I realized, no, it just takes a little bit of action, and just doing it, and it was actually really fun, and it wasn't such a huge deal. It inspired me a lot, and has completely changed kind of the course of my direction of everything. 'Cause now I feel like I have a more solid base of who I am, and what I want to offer people in the planet, and it's never been just about the art. It's been about art as a way of life, as a way of viewing the world, and I'm really excited to actually feel like I can do it, and I'm not so freaked out and overwhelmed by that prospect of it. And so, it's been really cool to be like, I can do it. [0:01:37]

-----

1 Year Follow Up Qualia testimonial with Erica Lee.mp4 (2m 7s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: Hi, my name is Erica Lee, and I'm the CEO of DeepFarm.ai, and it's my one year anniversary with Qualia. Before Qualia, I experienced lots of anxiety, lack of concentration. What I lacked was the ability to sustain energy, and focus in my body, and it consistently, and reliably produced results. In my companies, and the things that I get to do, is building pitch-decks, speaking, negotiating deals, and lots of different tasks that require me to be a high-performer. I first discovered Qualia one year ago, when Daniel [inaudible] , is one of the co-founders in [inaudible] . We are friends, and he recommended that I try a sample of it. Within two days, I started seeing results right away. I'd wake up in the morning refreshed. I could get to email, or negotiating a call at nine in the morning, instead of having to wait until 2:00 PM when my brain woke up, and I also noticed that I was a lot more calm. When had lots of tasks where I'd use my head, instead of getting overwhelmed, I would put them on paper, and because I'm not in project management, it really empowered me to be a better CEO of my company, and also, just a better individual overall. On a regular basis outside of work, I communicate with lots of different individuals. Instead of having super anxious, and [inaudible] type of conversations, I can actually look at people in the eye, have warm, and close connections, and really listen. If you're new to trying supplements, I'd say give Qualia a try. I know they have a really great money back guarantee policy. It's at no risk to you. If you're a veteran in [inaudible] , or something, [inaudible] I say Qualia is a gem in the rough, and you are going to find a lifetime product, and solution that, overtime, you get accelerated returns of it's benefits, of increased concentration, increased focus, increased clarity, and increased self-awareness about what's important to you, and how you're going to go do it. [0:01:59]

-----

Neurohacker Collective Wefunder 2.0 video.mp4 (6m 39s) https://jotengine.com/transcriptions/FoY0t3qYnV0o92clt3L3aw 6 speakers (Speaker 1, Speaker 2, Speaker 3, Speaker 4, Speaker 5, Speaker 6)

[0:00:00] Speaker 1: We have a strong intent as an organization to be very connected to the actual community of human beings, the neuro hackers themselves. And when went out to crowd funding, with Wefunder, most recently, we hoped that it would result in something much more than just investment, and it did. It worked. We've actually had meaningful collaboration with a number of the people who put skin in the game, and became investors and partners in the company. And so even as we're moving into this next stage, we continue to aspire to have that kind of a relationship with our community. And so this is really an invitation to people to be able to have a part of something, but also to collaborate with us as we extend into this next stage of the organization. The arch of a start up company is actually much like the arch of a child, is measured in terms of developmental milestones. And this company has just recently passed a number of different very important milestones, and because of that, we're now in a position where we both can and in fact should go out to raise more money at a higher valuation. Six months ago, we closed our round on Wefunder, a $20 million valuation, and now we're going out at two times that, a $40 million valuation.

[0:01:30] Speaker 2: Beyond looking at most of the traditional financial metrics, when we look at the degree of success that we're having as a company, what we're looking at most notably is what is the effect or the impact of the products and the information that we're putting out into the world? And though this is a little bit harder to track, and more amorphous than dollars and cents, this is ultimately also the part that matters most, and the part that drives us day in and day out to continue the work.

[0:01:57] Speaker 3: And I'm not here to be a spokesperson for them, or anything like that, but I had such a unique to my life, and cool experience after I tried it, that I felt like I should probably share it.

[0:02:13] Speaker 4: To summarize that I can say that this supplement is the only thing that I've ever found that makes me feel like more of me. It doesn't make me feel like somebody different. It doesn't make me feel like you know, like it's gonna wear off.

[0:02:27] Speaker 5: [inaudible] literally has changed my life in such a powerful way. And I really only, I don't know, I can't stop talking about it to all my friends, and they all ... It's like the coolest experience when you share something with somebody and it's ... They call you the next day like "Holy sh**, what is this stuff? Like, how can I get more?"

[0:02:46] Speaker 6: The essence of our product philosophy is that the body self-regulates. It's a self-regulating system that has profound complexity, and that we want to supports the way the body self-regulates, rather than assume that it's just not regulating well, and we're gonna try to override it.

[0:03:03] Speaker 2: As people take the product for a period of time, they're not just experiencing the benefit in real time, but they're actually becoming increasingly healthier and more functional as time goes on. So we want to make it where if someone is to take our products for a few months or a year, that their baseline is at a higher level after taking it, than had they never taken it.

[0:03:26] Speaker 1: Last time, we talked about the fact that we were beginning to move into product development, and now we are very much in it. We've actually already released a new formulation, Mind, which is beginning to become our primary product, and that was a really good experiment for us to test out the way that we could continue to use the science, and in fact, collaborate with our user base to do more testing, to be able to actually achieve a higher quality formulation, and in this case, also at a lower price. On the success of Mind, we've now substantially increased the number of different kinds of products that we are formulating, and actually putting into testing.

[0:04:08] Speaker 2: As we're continuing forward, we're now starting to move out of just the sort of psycho neuro space and into being able to address a number of other key areas of need and human development. The first area that we've been focused on so far is increasing cellular energy. So we're in very late stage of development now around a product that will be geared toward increasing mitochondrial function, increasing ATP production, and things in this category, which will as it starts to increase the level of energy within the cells, it'll start to increase overall health across all systems. The next area that we're moving into, and we've already done meaningful work in, is to begin to address sleep. People having good quality sleep and adequate sleep is one of the single largest factors in terms of overall health, overall quality of life and experience, and this is something that the vast majority of at least the Western world, struggles with. And so we've been starting to put deep research and development into understanding all of the sleep cycles, and how we can increase the body's regulatory capacity around sleep, so that we can both increase delta sleep and REM, and everything that's necessary for an incredibly good quality of sleep on a consistent basis in a long term, safe fashion. So this is one of the next major areas that we're working on. As we progress beyond that, we're starting to look at addressing issues of mood and anxiety, and then going into addressing physiological pain. We're starting off with the areas where we notice both most need, and we notice the greatest difficulty where our unique scientific approach allows us to deliver on something in a way that most organizations aren't able to do. We invite you to join us in the mission of neuro hacker collective, and to not only participate in the process, but to also reap the rewards of our collective success. Together, we have the ability to build a better way to do business, and a better way to bring well-being to the world. [0:06:21]